Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	State or Country of Organization	Percentage Ownership
DeepGreen Engineering Pte. Ltd.	Singapore	100%
DeepGreen Metals ULC	Canada	100%
The Metals Company USA, LLC	United States	100%
DeepGreen TOML Holding 1 Ltd.	British Virgin Islands	100%
DeepGreen TOML Holding 2 Ltd.	British Virgin Islands	100%
DeepGreen TOML Singapore Ltd.	Singapore	100%
Koloa Moana Resources Ltd.	Canada	100%
Nauru Ocean Resources Inc.	Republic of Nauru	100%
Offshore Minerals Pty. Ltd.	Australia	100%
The Metals Company Australia Pty Ltd	Australia	100%
TMC The Metals Company UK Limited	United Kingdom	100%
Tonga Offshore Mining Limited	Kingdom of Tonga	100%
Seafloor Mineral Ventures	Indonesia	100%